UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Initial Filing)

Under the Securities Exchange Act of 1934

Golden Global Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381057207

(CUSIP Number)

DECEMBER 15, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 381057207

1.	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) J W PRICE CAPITAL LLC EIN 47-1778815
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC Use only
4.	Citizenship or place of organization FLORIDA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 150,000,000
	6.	Shared voting power Not applicable
	7.	Sole dispositive power 150,000,000
	8.	Shared dispositive power Not applicable
9.	Aggregate amount beneficially owned by each reporting person 150,000,000
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 9.375% based on the outstanding shares reported on the issuer’s 10-Q filed with the SEC
12.	Type of reporting person* CO

ITEM 1	(a).	Name of Issuer

Golden Global Corp.

ITEM 1	(b).	Address of Issuer’s Principal Executive Offices

2537 S. Gessner Road
Suite 122
Houston, TX 77063

ITEM 2	(a).	Names of Persons Filing

J W PRICE CAPITAL LLC

ITEM 2	(b).	Address of principal business office

22106 MONTEBELLO DR
BOCA RATON FL 33433

ITEM 2	(c).	Citizenship

FLORIDA

ITEM 2	(d).	Title of Class of Securities

Common Stock

ITEM 2	(e).	CUSIP Number

381057207

ITEM 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

(a)

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.		Ownership

	(a)	Amount beneficially owned

150,000,000

(b)	Percent of class

9.375%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

150,000,000

(ii)	shared power to vote or to direct the vote

Not applicable

(iii)	sole power to dispose or to direct the disposition of

150,000,000

(iv)	shared power to dispose or to direct the disposition of

Not applicable

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2015

J W PRICE CAPITAL LLC

By:	/s/ Erik Blum
Erik Blum
CEO